                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                ------------------------------------------------
                                    FORM 11-K
                ------------------------------------------------

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-12387

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           THE TENNECO EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                              500 NORTH FIELD DRIVE
                              LAKE FOREST, IL 60045
     ====================================================================

THE TENNECO EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES

Financial Statements as of December 31, 2007 and 2006, and for the Years Ended December 31, 2007 and 2006, and Supplemental Schedule as of December 31, 2007, and Independent Auditor's Report

         The Tenneco Employee Stock Ownership Plan for Hourly Employees

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Financial Statements
   -    Report of Independent Registered Public Accounting Firm - Grant
        Thornton LLP                                                           3
   -    Report of Independent Registered Public Accounting Firm - Deloitte
        & Touche LLP                                                           4
   -    Statements of Net Assets Available for Benefits as of December
        31, 2007 and 2006                                                      5
   -    Statements of Changes in Net Assets Available for Benefits for
        the Years Ended December 31, 2007 and 2006                             6
        Notes to Financial Statements as of December 31, 2007 and 2006      7-13
Supplemental Schedule                                                         14
   -    Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
        (Held at End of Year) as of December 31, 2007                         15

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corporate Employee Benefits
Committee of Tenneco Inc.:

We have audited the accompanying statement of net assets available for benefits of The Tenneco Employee Stock Ownership Plan for Hourly Employees (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Grant Thornton LLP
Chicago, Illinois
June 24, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
The Tenneco Employee Stock Ownership Plan for Hourly Employees:

We have audited the accompanying statement of net assets available for benefits of The Tenneco Employee Stock Ownership Plan for Hourly Employees (the "Plan") as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the financial statements, the Plan retrospectively adopted Financial Accounting Standards Board Staff Position AAG INV-1 and 94-4-1: Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.



Deloitte & Touche LLP
Chicago, Illinois
June 25, 2007

         The Tenneco Employee Stock Ownership Plan for Hourly Employees

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2007 AND 2006

                                                                 2007           2006
                                                             ------------   ------------
ASSETS:
      Plan interest in Tenneco Defined Contribution
      Master Trust:
         Participant-directed investments                    $137,006,268   $118,240,308
         Nonparticipant-directed investments
         (Note D)                                              14,801,796     26,566,667
                                                             ------------   ------------
         Total investments, at fair value                     151,808,064    144,806,975
   Receivables:
      Participants contributions                                  141,922        122,126
      Employer contributions                                      131,762         50,914
      Employer supplemental contributions (Note G)                      0        227,667
                                                             ------------   ------------
         Total receivables                                        273,684        400,707
         Total assets                                         152,081,748    145,207,682
                                                             ------------   ------------
LIABILITIES - Accrued administrative expenses                           0         61,000
                                                             ------------   ------------
         Total liabilities                                              0         61,000
                                                             ------------   ------------
NET ASSETS AVAILABLE AT FAIR VALUE                            152,081,748    145,146,682
   Adjustments from fair value to contract value for fully
   benefit-responsive investment contracts                        106,040        254,754
                                                             ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                            $152,187,788   $145,401,436
                                                             ============   ============

The accompanying notes are an integral part of these statements.

         The Tenneco Employee Stock Ownership Plan for Hourly Employees

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                            2007           2006
                                                        ------------   ------------
ADDITIONS:
   Contributions:
      Participant contributions                         $  8,165,738   $  7,525,897
      Employer contributions                               7,731,632      3,385,675
      Rollovers                                               34,954         35,208
                                                        ------------   ------------
         Total contributions                              15,932,324     10,946,780
                                                        ------------   ------------
   Investment income:
      Net appreciation in fair value of investments                0      7,781,326
      Dividend                                                     0         83,113
      Interest                                                     0        269,772
                                                        ------------   ------------
      Plan's interest in Tenneco Defined Contribution
         Plans Master Trust                                9,928,833     11,448,911
                                                        ------------   ------------
         Net investment income                             9,928,833     19,583,122
                                                        ------------   ------------
      Total additions                                     25,861,157     30,529,902
                                                        ------------   ------------
DEDUCTIONS:
   Benefits paid to participants                          18,245,444     12,613,307
   Administrative expenses                                   249,305        311,079
   Transfers out of Plan (Note B)                            580,056        369,818
                                                        ------------   ------------
      Total deductions                                    19,074,805     13,294,204
                                                        ------------   ------------
INCREASE IN NET ASSETS                                     6,786,352     17,235,698
NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                     145,401,436    128,165,738
                                                        ------------   ------------
   End of year                                          $152,187,788   $145,401,436
                                                        ============   ============

The accompanying notes are an integral part of these statements.

         The Tenneco Employee Stock Ownership Plan for Hourly Employees

                          NOTES TO FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND
                                      2006

A. DESCRIPTION OF THE PLAN

     The following is a description of The Tenneco Employee Stock Ownership Plan for Hourly Employees (the "Plan"). Participants should refer to the Plan document for more complete information.

     GENERAL - The Plan is a defined contribution plan covering substantially all U.S. hourly employees of Tenneco Automotive Operating Company Inc. (the "Company") and certain of its affiliates. The Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     MASTER TRUST - Effective April 1, 2006, the Plan assets are held by Mellon Bank, N.A., as Trustee, in the Tenneco Defined Contribution Plans Master Trust (the "Master Trust"). Prior to April 1, 2006, the Plan assets were held by Putnam Fiduciary Trust Company.

     ELIGIBILITY - Employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment. Certain union employees are subject to different eligibility provisions, as defined in the Plan document.

     CONTRIBUTIONS - An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 2% of pretax annual compensation, as defined in the Plan document, subject to certain Internal Revenue Code ("IRC") limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain IRC limitations, from 2% up to 75%, in any whole percentage, at any time.

     The Company's matching contribution is 50% of the participant's contributions, not to exceed a match level of 4% of the participant's base compensation. For participants hired on or after January 1, 2006, there is an additional 2% non-elective employer contribution after one year of service. Certain union employees are not eligible for the Company's matching contribution, as defined in the Plan document. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made for the years ended December 31, 2007 and 2006. Participants may also roll over amounts from other qualified plans.

     Effective January 1, 2002, Company matching contributions are made in cash. Prior to January 1, 2002, Company matching contributions were made in the Company's common stock to the Tenneco Inc. Common Stock Fund. All Company matching contributions of Company common stock made prior to January 1, 2002, and the related earnings/losses, will remain in the form of the Company's common stock until the participant reaches age 55 or terminates employment and requests a total distribution. Beginning in 2006, one-third of these matching contributions will be unrestricted each year until there are no longer any restricted company match shares remaining.

     Effective January 1, 2007, the Plan was amended to provide supplemental annual company contributions based upon a participant's age in accordance with an age-graded schedule for those employees who ceased to accrue benefits under the Company's defined benefit plans.

     PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENTS - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contributions in the following types of funds: stable value (1 offered), Tenneco Inc. common stock (1 offered), and mutual funds (23 offered).

     Shares of Pactiv Corporation common stock are held by the Plan in a separate fund due to a transfer of participant account balances from another defined contribution plan in 2000; however, the fund is no longer an investment option for participants and direct contributions or fund transfers into this fund are not allowed.

     VESTING - Participants are vested immediately in both pretax and matching contributions plus actual earnings thereon. The Company's 2% non-elective employer contribution and supplemental annual company contributions cliff vest 3 years after an employee's date of hire; all other matching contributions vest immediately.

     PARTICIPANT LOANS - Active participants and certain other individuals may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less, as long as the participants or individuals have no outstanding loans. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months. The loans are secured by the balance in the participant's account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal at the time the loan is made. Principal and interest are paid ratably through payroll deductions.

     TERMINATION OF PARTICIPATION - Upon termination of service due to death, disability, retirement, or termination of employment, a participant is permitted to elect either to receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account, or to maintain the account, if the participant's vested interest in the account was more the $1,000. If the participant's account is less than $1,000, the participant is required to receive a lump-sum amount or roll over the amount to another qualified plan or IRA.

     FORFEITURES - At December 31, 2007, forfeited nonvested accounts totaled $3,039. These forfeitures will be used to reduce future employer contributions. For the year ended December 31, 2007, employer contributions were reduced by $17,407 from forfeited nonvested accounts. If a participant terminates and is rehired within five years, any forfeited balance will be reinstated.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Mellon Stable Value Fund. As required by the FSP, the Statements of Net Assets Available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trusts funds. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Quoted market prices are used to determine the fair value of the Plan's investments, when available. Shares of registered investment companies are valued at quoted market prices. The master trust's interest in the Mellon Stable Value Fund, a collective trust, is valued at its net asset value based on information reported by the investment advisor using audited financial statements of the collective trust at year end. The Mellon Stable Value Fund is a stable value fund that may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Participant loans are valued at the outstanding loan balances.

     Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     NET APPRECIATION / (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

     ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan as provided by the Plan document. The Master Trust is authorized to charge and collect from the fund expenses incurred, unless such expenses are paid directly by the Company.

     PAYMENT OF BENEFITS - Benefit payments to participants, including deemed distributions of participant loans, are recorded when paid.

     TRANSFERS - The Company also sponsors an employee stock ownership plan for salaried employees. If employees change their hourly or salaried status during the year, their account balances are transferred into the corresponding plan.

     EXCESS CONTRIBUTIONS REFUNDABLE - The Plan is required to return contributions received in excess of IRC limits.

C. INVESTMENTS

     Assets are held in a master trust as of December 31, 2007 and 2006, and the Plan's only investment is an investment in that Master Trust.

During the three months ended March 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

     Registered investment companies                             $2,776,720
     Pactiv Corporation common stock                                162,816
     Tenneco Inc. common stock                                    4,841,790
                                                                 ----------

     Net appreciation in fair value of investments               $7,781,326
                                                                 ==========

D. NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets as of December 31, 2007 and 2006 and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2007 and 2006, is as follows:

                                                       2007           2006
                                                   ------------   ------------
Net assets:
   Master Trust - Tenneco Inc. common stock        $ 14,801,796   $ 26,566,667
Changes in net assets:
   Net appreciation in fair value of investments              0      4,192,877
   Benefits paid to participants                     (4,200,394)      (813,847)
   Administrative expenses                              (35,909)       (64,992)
   Transfers to participant-directed investments     (9,792,383)   (11,055,572)
   Investment income from Master Trust                2,263,815        624,200
                                                   ------------   ------------
   Total                                           $(11,764,871)  $ (7,117,334)
                                                   ============   ============

E. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     At December 31, 2007 and 2006, the Master Trust held shares of the Mellon Stable Value Fund which is managed by Mellon Bank, N.A. Mellon Bank N.A. is the trustee as defined by the Master Trust and, therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

     At December 31, 2007 and 2006, the Master Trust held 3,589,835 and 4,289,683, respectively, shares of common stock of Tenneco Inc., the sponsoring employer, with a cost basis of $37,653,408 and $28,205,994, respectively.

F. PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of a plan termination, participants would become 100% vested in employer contributions. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

G. FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter, dated April 30, 2002, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in all material respects in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     While conducting non-discrimination testing for the Plan for the 2006 plan year, it was determined that the Plan's prior recordkeeper did not use correct compensation when performing tests for prior plan years. Additionally, certain hourly employees were misclassified as union employees for testing purposes in prior plan years. The Company worked with its current and prior record keepers and the Plan's tax counsel to address this situation.

     When non-discrimination tests were performed using correct compensation and properly classified employees, the Plan failed the Actual Deferral Percentage ("ADP") and Actual Contribution Percentage ("ACP") tests for the 2004 and 2005 plan years. All affected participants have been identified, as has the proper method of correcting the testing failures. Correction has taken place for all affected participants with respect to the 2005 plan year, within the timeline allowed for correction under the IRC. At December 31, 2006, the Plan has recorded an amount receivable from the Company for $227,667 related to the correction of the non-discrimination testing related to 2004.

     In addition, the new record keeper finalized 2006 ADP and ACP tests using correct information and timely correction was made to all affected participants during 2007.

H. INTEREST IN MASTER TRUST

     Effective April 1, 2006, the Plan's investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of both the Tenneco Employee Stock Ownership Plans for Hourly and Salaried Employees are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. The Master Trust is authorized to charge and collect from the fund expenses incurred, unless such expenses are paid directly by the Company

     The investments of the Master Trust as of December 31, 2007 and 2006, are summarized as follows:

                                                                          2007           2006
                                                                      ------------   ------------
Investments, at fair value:
   Loans                                                              $ 13,606,970   $          0
   Registered Investment Companies                                     225,146,461    208,609,526
   Collective trusts                                                    50,003,284     47,461,382
   Pactiv common stock                                                   7,038,375     11,074,826
   Tenneco Inc. common stock                                            95,094,738    103,074,701
                                                                      ------------   ------------
      Total investments at fair value                                  390,889,828    370,220,435
                                                                      ------------   ------------
Adjustment from Fair Value to Contract Value for fully benefit-
   responsive investment contracts                                         247,813        655,731
                                                                      ------------   ------------
Net assets of the Tenneco Defined Contribution Plans Master
   Trust at contract value                                            $391,137,641   $370,876,166
                                                                      ------------   ------------
Plan's interest in net assets of the Master Trust at fair value       $151,808,064   $144,806,975
                                                                      ============   ============
Plan's interest in net assets of the Master Trust at contract value   $151,914,104   $145,061,729
                                                                      ============   ============
Plan's interest in net assets of the Master Trust as a percentage
   of the total at contract value                                               39%            39%
                                                                      ============   ============

     The net investment earnings of the Master Trust for the years ended December 31, 2007 and 2006 is summarized below:

                                                              2007          2006
                                                          -----------   -----------
Dividend and interest income                              $ 6,041,209   $   480,691
Net appreciation in fair value of investments:
   Registered Investment Companies                         10,429,879    14,426,173
   Collective trusts                                        2,086,817     1,555,024
   Pactiv common stock                                     (2,531,704)    3,720,379
   Tenneco Inc. common stock                                6,793,282    11,725,685
                                                          -----------   -----------
      Net appreciation in fair value of investments        16,778,274    31,427,261
                                                          -----------   -----------
Investment income of Tenneco Defined Contribution Plans
   Master Trust                                           $22,819,483   $31,907,952
                                                          ===========   ===========

H. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     A reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2007 and 2006, is as follows:

                                                                     2007           2006
                                                                 ------------   ------------
Net assets available for benefits per the financial statements   $152,187,788   $145,401,436
Deemed distributions of participant loans                                   0       (123,271)
Less adjustment from contract value to fair value for fully
   benefit-responsive contracts                                      (106,040)             0
                                                                 ------------   ------------
Net assets available for benefits per Form 5500                  $152,081,748   $145,278,165
                                                                 ============   ============

     A reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2007 and 2006, to Form 5500, is as follows:

                                                                          2007          2006
                                                                      -----------    -----------
Benefits paid to participants per the financial statements            $18,245,444    $12,613,307
Add deemed distributions of participant loans at December 31,
   for respective year                                                          0        123,271
Less deemed distributions of participant loans at December 31,
   for respective year                                                   (123,271)      (172,363)
                                                                      -----------    -----------
Benefits paid to participants per Form 5500                           $18,122,173    $12,564,215
                                                                      ===========    ===========
Investment income per the financial statements                        $ 9,928,833
Adjustment from contract value to fair value for fully benefit-
   responsive contracts                                                  (106,040)
                                                                      -----------
Investment income per Form 5500                                       $ 9,822,793
                                                                      ===========

                              SUPPLEMENTAL SCHEDULE

         The Tenneco Employee Stock Ownership Plan for Hourly Employees

          FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2007

IDENTITY OF ISSUER/DESCRIPTION OF INVESTMENT                         COST**   FAIR VALUE
--------------------------------------------                         ------   ----------
*    Participant loans (maturing 2007 to 2010 at interest rates of
     4.0% to 8.25%)                                                    $0     $9,688,215
                                                                      ---     ----------
Total                                                                  $0     $9,688,215
                                                                      ---     ----------

*    Party-in-interest

** Cost information is not required for participant-directed investments and is therefore not included.

                                   SIGNATURES

THE PLAN - Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                                   THE TENNECO EMPLOYEE
                                   STOCK OWNERSHIP PLAN FOR HOURLY
                                   EMPLOYEES


Date: June 30, 2008                /s/ RICHARD P. SCHNEIDER
                                   ------------------------------------
                                   RICHARD P. SCHNEIDER
                                   CHAIRMAN OF TENNECO INC.
                                   BENEFITS COMMITTEE

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
-------  ------------
 23.1    Consent of Grant Thornton LLP

 23.2    Consent of Deloitte & Touche LLP